SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

20 March 2024

2023 SECOND INTERIM DIVIDEND

Prudential plc ("Prudential") has today announced its 2023 second interim dividend of 14.21 US cents per ordinary share.

Shareholders holding shares on the UK or Hong Kong share registers will receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect to receive dividend payments in US dollars. Elections for US dollar payments must be made through the relevant UK or Hong Kong share registrar on or before 24 April 2024. Further information is available at https://www.prudentialplc.com/en/investors/shareholder-information/dividend/dividend-currency-election

The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 2 May 2024. The US dollar to pound sterling and to Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies.

Holders of American Depositary Receipts ("ADRs") will receive their dividend payments in US dollars through JPMorgan, the ADR Depositary.

Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited ("CDP") in Singapore will receive their dividend payments in Singapore dollars, at an exchange rate determined by CDP.

2023 second interim dividend timetable
Ex-dividend date	28 March 2024 (Hong Kong and UK) 1 April 2024 (Singapore)
Record date	2 April 2024
Currency election window closes	24 April 2024 (Hong Kong and UK)
Dividend Re-investment Plan election window closes	24 April 2024 (UK)
Pound sterling and Hong Kong dollar amount per share announced	On or about 2 May 2024
Payment date	16 May 2024 (Hong Kong, UK and ADR holders) On or about 23 May 2024 (Singapore)

Registrars' contact details
Register	Contact details
UK register: Equiniti Limited	Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, UK.
Telephone: +44 (0)371 384 2035 For deaf and speech impaired customers Equiniti welcome calls via Relay UK. Please see www.relayuk.bt.com for more information.
Lines are open from 8.30am to 5.30pm (London time), Monday to Friday excluding weekends and bank holidays.
Hong Kong register: Computershare Hong Kong Investor Services Limited	17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.
Telephone: +852 2862 8555
Lines are open from 9.00am to 6.00pm (Hong Kong time), Monday to Friday excluding weekends and bank holidays.
Singapore register	Shareholders who have shares standing to the credit of their securities accounts with the CDP in Singapore may refer queries to the CDP.
Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.
Email: asksgx@sgx.com Telephone: +65 6535 7511
Lines are open from 8.30am to 5.00pm (Singapore time), Monday to Friday excluding weekends and public holidays.
US ADRs	Shareowner Services P.O. Box 64504, St. Paul, MN 55164-0504, USA.
Telephone: +1 800 990 1135, or from outside the USA +1 651 453 2128 or log on to www.adr.com
Lines are open from 7.00am to 7.00pm (Central European time), Monday to Friday excluding weekends and bank holidays.

Contacts

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Sophie Sophaon	+852 6286 0229	Darwin Lam	+852 2918 6348

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 March 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer